Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MARCH 2019	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Announced a Delay in Publishing Its Unaudited Preliminary Consolidated Financial Results for the Fourth Quarter and Full Year 2018

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--March 29, 2019--Natuzzi S.p.A (NYSE: NTZ) (the “Company”) today announced a delay in publishing its unaudited preliminary consolidated financial results for the fourth quarter and full year 2018 from the date originally announced.

The delay results from the Company’s previously announced transition from Italian generally accepted accounting principles to International Financial Reporting Standards (“IFRS”). The Company requires additional time to finalize its unaudited preliminary consolidated financial results for the fourth quarter and full year 2018 under IFRS.

The Company will disclose the updated dates for publishing its earnings release and holding its conference call as soon as they are available.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	MARCH 29, 2019	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi